

June 8, 2015

Marc Gelberg
Interim Chief Financial Officer
VeriTeQ Corporation
3333 South Congress Avenue, Suite 401
Delray Beach, Florida 33445

> **Re: VeriTeQ Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 1, 2015**
> **File No. 000-26020**

Dear Mr. Gelberg:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

<u>General</u>

We note in your disclosure that the increase in the number of authorized shares is to "facilitate current and future financing agreements." Please revise your disclosure to discuss in greater detail the current financing agreements that require you to increase the number of authorized shares, including the date, material terms and number of shares issuable pursuant to each financing agreement. In this regard, we note your disclosure at the top of page 5 that the number of outstanding shares of common stock has increased from approximately 1.2 million to 2.4 billion between February 11 and May 21, 2015, mainly due to the conversion of outstanding notes payable and associated warrant exercises.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information required by the Securities Exchange Act of 1934, Regulation 14A and corresponding Schedule 14C. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Emily Drazan, Staff Attorney at 202-551-3208, Kathleen Krebs, Special Counsel at 202-551-3350 or me at 202-551-3810 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director